Koor Industries Ltd.

                                                     Office Of Legal Counsel
                                                     21 Ha'arba'ah st.
                                                     Tel-Aviv 64739
                                                     Israel
                                                     Tel.:972-3-6238420
                                                     Fax: 972-3-6238425

                                                     20 November 2001




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The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------

Fax: 02-6513940          Fax: 03-5105379


Dear Sirs,


Re: Immediate Report (NO. 13/2001) regarding the nomination of a Director (Not an Independent Director)
      Koor Industries Ltd. (Company No. 52-001414-3)



1.       Name:
                                              Yacov Elinav
2.       Date of Nomination:                  November 15, 2001

3.       ID No.:                              00-628733-8

4.       Date of Birth:                       1944

5.       Citizenship                          Israeli

6.       Residential Address:                 10 Hadudaim St.
                                              Herzliya

7.       Education:                           Academic

8.       Occupation/s over
         last five years:                     Vice President of Bank
                                              Hapoalim Ltd.

9.       Companies in which the               Dior B.P. Ltd. and its
         serves as or has served              subsidiaries, Hapoalim -
         as a director over the               American Israeli Ltd.,
         past five years:                     Hapoalim Nechasim (Menayot)
                                              Ltd., Poalim Shukei Hon -
                                              Bank Lehashkaot Ltd., Yazram
                                              (Israel) Tiyur Ltd., Mivnat
                                              Ltd., Hamarina Hachula Ltd.,
                                              Amot Hashkaot Ltd., Mvnei
                                              Taasiyah Ltd., Clal Hachzakot
                                              Iskei Bituach ltd., Sheraton
                                              Moriah (Israel) Ltd., Ampel
                                              Amerian Israel Corporation,
                                              Danel Ltd., Poalim Venture
                                              Services Israel Ltd., ICTS
                                              (masikif), Gold A. Ltd.,
                                              Tzameret Mimunim Ltd.

10.  Is an employee of an Interested Party
     of the Company.


11.  Is not a near relative of another
     Interested Party in the Company.

12.  Whether the Director holds               Securities in the Company, a
     shares and Convertible                   subsidiary, or an affiliate.
                                              Details of shares and
                                              convertible securities held
                                              in the company, a Subsidiary,
                                              or an Affiliate thereof: Does
                                              not hold.



                                              Yours Sincerely,


                                              Shlomo Heller, Adv.
                                                 Legal Counsel